

05044488

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 43143 |

RECEIVED NOV 30 2005 PROCESSING SECTION

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/1/04 (MM/DD/YY) AND ENDING 9/30/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morrison Investments Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 W. Roosevelt Road, Suite C2
(No. and Street)

Wheaton (City) IL (State) 60187 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Morrison 630-752-1155
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slupik & Associates Ltd, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1700 Park Street, Suite 202, Naperville IL 60563
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas A. Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morrison Investments Inc, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public



OFFICIAL SEAL
CYNTHIA HAYES HUTCHINS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES: 04-30-07


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
NOV 3 0 2005
WASH. D.C.
209
SECTION

**MORRISON INVESTMENTS, INC.**

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

SLUPIK AND ASSOCIATES, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

**MORRISON INVESTMENTS, INC.**

TABLE OF CONTENTS

SLUPIK AND ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

1700 PARK STREET, SUITE 202, NAPERVILLE, IL 60563
PHONE (630) 357-0096 FAX (630) 357-0592

**Independent Auditor's Report**

The Board of Directors
**MORRISON INVESTMENTS, INC.**
Wheaton, Illinois

We have audited the accompanying statement of financial condition of Morrison Investments, Inc. (an Illinois Corporation) as of September 30, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Investments, Inc. as of September 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 – 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 4, 2005

Slupik and Associates, Ltd.

## MORRISON INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

| ASSETS | Allowable | Non-allowable | Total |
|---|---|---|---|
| Current Assets | | | |
| Cash and cash equivalents | $ 31,747 | $ - | $ 31,747 |
| Securities owned: (Note 2) | | | |
| Marketable, at market value | 34,995 | - | 34,995 |
| Not readily marketable, at cost | - | 6,150 | 6,150 |
| Accounts receivable | 17,197 | 1,542 | 18,739 |
| Total Current Assets | 83,939 | 7,692 | 91,631 |
| Other Assets | | | |
| Deposits | - | 741 | 741 |
| Total Other Assets | - | 741 | 741 |
| **TOTAL ASSETS** | $ 83,939 | $ 8,433 | $ 92,372 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | |
|---|---|
| Current Liabilities | |
| Accounts payable | $ 1,821 |
| Accrued income taxes (Note 3) | 39 |
| Total Current Liabilities | 1,860 |
| Total Liabilities | 1,860 |
| Stockholder's Equity | |
| Capital stock | |
| No par value; at stated value: | |
| authorized - 1,000 shares, | |
| issued and outstanding - 1,000 shares | 10,000 |
| Paid in capital | 3,955 |
| Retained earnings | 76,557 |
| Total Stockholder's Equity | 90,512 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 92,372 |

See accompanying notes to the financial statements.

# MORRISON INVESTMENTS, INC.

STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2005

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 183,716 |
| Trading and monitoring fee income | 282,614 |
| Interest, dividends & capital gains/(losses) | 1,585 |
| Unrealized gain on firm securities investment account | 4,089 |
| Other income | 1,033 |
| Total revenues | 473,037 |
| **Expenses** | |
| Regulatory fees and expenses | 1,760 |
| Other operating expenses: | |
| General and administrative costs | 379,250 |
| Officer salaries | 48,000 |
| Profit sharing expense | 9,600 |
| Signature guarantee expense | 395 |
| Professional fees | 1,800 |
| Insurance | 1,243 |
| Other | 2,138 |
| Total expenses | 444,186 |
| **Income before income taxes** | 28,851 |
| **Income tax expense (Note 3)** | 440 |
| **Net Income** | $ 28,411 |

See accompanying notes to the financial statements.

## MORRISON INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED SEPTEMBER 30, 2005

| | |
|---|---|
| Beginning balance, October 1, 2004 | $ 72,101 |
| Net income for the year | 28,411 |
| Distributions to stockholder | (10,000) |
| Ending balance, September 30, 2005 | $ 90,512 |

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED SEPTEMBER 30, 2005

| | |
|---|---|
| Balance, September 30, 2004 | $ - |
| Increase | - |
| Decrease | - |
| Balance, September 30, 2005 | $ - |

See accompanying notes to the financial statements.

## MORRISON INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2005

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income | $ 28,411 |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Unrealized gains on assets | (4,089) |
| Changes in operating assets and liabilities: | |
| Accounts receivable | 57 |
| Refundable income taxes | 401 |
| Other assets | 2,101 |
| Accounts payable | (1,266) |
| Accrued income taxes | 39 |
| Total adjustments | (2,757) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 25,654 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Purchase of investments | (5,590) |
| **NET CASH (USED) BY INVESTING ACTIVITIES** | (5,590) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Distributions to stockholder | (10,000) |
| **NET CASH (USED) BY FINANCING ACTIVITIES** | (10,000) |
| **INCREASE IN CASH AND CASH EQUIVALENTS** | 10,064 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 21,683 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 31,747 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | |
| Cash paid during the year for: | |
| Interest | $ - |
| Income taxes | $ - |

See accompanying notes to the financial statements.

## MORRISON INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2005

### NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of the Business**
Morrison Investments, Inc. was incorporated in the State of Illinois in August, 1990. The Company is registered as a broker dealer and provides various financial services commensurate therewith. As a broker dealer, the Company is subject to the minimum net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission and is exempt from Rule 15c3-3.

**Cash and Cash Equivalents**
The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

**Use of Estimates**
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

**Concentration of Credit Risk**
The Company places its cash equivalents with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution at any given time may exceed these limits. Cash in banks, based on bank balances at September 30, 2005, did not exceed federally insured prescribed limits.

**Accrual Basis**
The accompanying statement of financial condition has been prepared on the accrual basis.

**Investments**
In accordance with specialized industry practices, unrealized gains and losses are recognized on the investments held by the Company.

### NOTE 2 - INVESTMENTS

At September 30, 2005, the mutual fund investments held had a market value of $34,995, which represents an increase of $5,179 from the prior year after accounting for unrealized capital gains and for reinvested dividends. NASDAQ stock warrants are recorded at cost because they are currently restricted from sale.

Following is a summary of investments at September 30, 2005:

| | |
|---|---|
| Mutual Funds | $34,995 |
| NASDAQ Stock | 5,325 |
| NASDAQ Stock Warrants | 825 |
| | $41,145 |

## NOTE 3 - INCOME TAXES

In accordance with an election under Subchapter S of the Internal Revenue Code, the income for tax purposes is separately reportable on the individual income tax return of the Company's sole shareholder. Therefore, no provision for federal income taxes is reflected in these financial statements. The current provision represents the statutory provision for state income taxes, where the Subchapter S election does not apply. For federal income tax purposes, had the Company been a regular C Corporation, a federal statutory provision of $4,121 would have been recorded.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $76,830 which was $71,830 in excess of its required net capital of $5,000. The Company's net capital ratio was .10 to 1.

## NOTE 5 - RELATED PARTY

The Company shares office and administrative costs with a related party company known as Morrison Financial Services, Ltd. ("MFS"). The Company is obligated to pay a minimum of $216,000 annually to MFS. An additional amount is payable quarterly to offset any net loss MFS may incur. The Company's share of the general and administrative costs was $379,250 and its share of salaries was $48,000 in the current fiscal year. MFS also maintains a profit sharing plan. The Company paid MFS $9,600 before September 30, 2005.

The Company revised its agreement effective October, 2003 to be in compliance with SEC Rules 15c-3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. Morrison Investments, Inc. is not responsible for any expense reimbursement that would cause its Net Capital to fall below $10,000.

# SUPPLEMENTARY INFORMATION

# MORRISON INVESTMENTS, INC.

## COMPUTATION OF NET CAPITAL
SEPTEMBER 30, 2005

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 90,512 |
| Deduct ownership equity not allowable for net capital | - |
| Total ownership equity qualified for net capital | 90,512 |
| Add liabilities subordinated to claims of general creditors allowable in computation of net capital and other allowable credits | - |
| Total capital and allowable subordinated liabilities | 90,512 |
| Deduct nonallowable assets from statement of financial condition | 8,433 |
| Net capital before haircuts on securities positions | 82,079 |
| Haircuts on securities | 5,249 |
| Net capital | $ 76,830 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
SEPTEMBER 30, 2005

| | |
|---|---|
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 124 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 71,830 |
| Excess net capital at 1000% | $ 76,644 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS
SEPTEMBER 30, 2005

| | |
|---|---|
| Total aggregate indebtedness | $ 1,860 |
| Percentage of aggregate indebtedness to net capital | 2.42% |

See accompanying notes to the financial statements.

**MORRISON INVESTMENTS, INC.**

EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2005

Morrison Investments, Inc., because of the limited nature of its operations, which places the corporation in the $5,000 capital category as per Rule 15c3-1, is exempt from Rule 15c3-3. The corporation has limited its activities to the representation of mutual funds, variable annuities, and limited partnerships. Individual securities will not be represented and the corporation does not hold funds or securities for, or owe money or securities to customers.

In our opinion, the conditions of the corporation's exemption were being complied with as of the audit date. No facts came to our attention to indicate that the exemption has not been complied with.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2005

Our audit for the year ended September 30, 2005 did not disclose any material inadequacies existing.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2005

Our audit for the year ended September 30, 2005 found a difference between the Audited Computation on Net Capital and the broker/dealer's corresponding initial computation of Net Capital. The Receivable from investment companies should have been reported as $17,197 but were reported as $7,500, a difference of $9,697. The Marketable Securities should have been reported as $34,995 but was recorded as $34,905, a difference of $90. Thus, the net capital as initially computed by the broker/dealer was understated.